

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

Keith Kendall
President and Chief Executive Officer
Aquestive Therapeutics, Inc.
30 Technology Drive
Warren, NJ 07059

> **Re: Aquestive Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 26, 2021**
> **File No. 333-254775**

Dear Mr. Kendall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason L. Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David S. Rosenthal, Esq.